FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/15/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a supplement to the Shareholders Meeting Brochure and Proxy Statement published on March 20, 2026, in connection with the Annual General Meeting of Shareholders of TERNIUM S.A to be held on May 12, 2026, at 9:00 a.m. (Luxembourg time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: April 15, 2026

Supplement to the Shareholders Meeting Brochure and Proxy Statement published on March 20, 2026, in connection with the Annual General Meeting of Shareholders of TERNIUM S.A to be held on May 12, 2026, at 9:00 a.m. (Luxembourg time).

This supplement (the “Supplement”) to the Shareholders Meeting Brochure and Proxy Statement of Ternium S.A. (the “Company”), dated March 20, 2026 (the “Shareholders Meeting Brochure and Proxy Statement”), is furnished in connection with the Company’s Annual General Meeting of Shareholders scheduled to be held in Luxembourg on May 12, 2026, at the Company’s registered office located at 26, Boulevard Royal, 4th Floor, L-2449 Luxembourg, Grand Duchy of Luxembourg (the “Meeting”).

This Supplement amends and supplements the Shareholders Meeting Brochure and Proxy Statement, exclusively to reflect the resolution adopted by the Company’s Board of Directors on April 15, 2026, on its voting proposal to item 3 of the agenda (“Allocation of results for the year ended December 31, 2025”).

On April 15, 2026, the Board of Directors resolved to revise its proposal to the Meeting regarding the approval of the annual dividend and reduce the initial annual dividend proposal (set forth in the Shareholders Meeting Brochure and Proxy Statement) from an annual dividend of USD0.27 per share (or USD2.70 per ADS), to an annual dividend of USD 0.22 per share (or USD 2.20 per ADS), for an aggregate amount of USD 432 million, which includes the interim dividend of USD 0.09 per share (USD 0.90 per ADS), paid in November 2025 (the “Adjusted Annual Dividend”).

As a result of the foregoing, the following adjustment is made to item 3 of the agenda of the Meeting contained in the Shareholders Meeting Brochure and Proxy Statement:

3. Allocation of results for the year ended December 31, 2025.

In accordance with applicable Luxembourg law and the Company’s articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital. As indicated in the Company’s 2025 annual accounts, the Company’s legal reserve already amounts to 10% of its subscribed capital, and, accordingly, the legal requirements in that respect are satisfied.

Dividends may be lawfully declared and paid out of Company´s net profits, retained earnings and distributable reserves and premiums, each as defined and calculated in accordance with Luxembourg law. The amount and payment of dividends must be approved by a majority vote at the annual general meeting of shareholders, generally, but not necessarily, based on the recommendation of the Company´s Board of Directors. Under Article 21 of the Company´s articles of association, the Board of Directors has the power to distribute interim dividends in accordance with applicable law, in particular, in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the annual general meeting of shareholders.

The Board of Directors proposes that a dividend (the “Annual Dividend”) payable in U.S. dollars on May 15, 2026, in the amount of USD 0.22 per Share (or USD 2.20 per ADS), which represents an aggregate sum of USD 432 million (which is net of the Company’s Treasury Shares), be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable payment date. The Annual Dividend is proposed to include the interim dividend of USD 0.09 per share (USD 0.90 per ADS) or USD 177 million, paid on November 12, 2025 (the

“Interim Dividend”) out of the Company´s share premium account. Accordingly, if this Annual Dividend proposal is approved, the Company will make, or cause to be made, a dividend balance (the “Dividend Balance”) payment on May 15, 2026, in the amount of USD 0.13 per Share (or USD 1.30 per ADS) out of the Company´s profit for the financial year.

The Company´s annual accounts as at December 31, 2025, show a profit for the financial year of USD 722 million. Considering the annual profit and the Company’s other distributable reserves, the Company has distributable amounts which exceed the proposed Annual Dividend.

It is proposed that the balance of profit for the financial year ended December 31, 2025 (after deduction of the Dividend Balance) be allocated to the Company’s retained earnings account, with the Interim Dividend and the Dividend Balance being paid out of the Company´s share premium account and profit for the financial year, respectively.

Draft resolution proposed to be adopted:
“the Meeting resolved (i) to approve an Annual Dividend, payable in U.S. dollars, on May 15, 2026, in the amount of USD 0.22 per share issued and outstanding (or USD 2.20 per ADS), being understood that the Annual Dividend approved pursuant to this resolution includes the Interim Dividend of USD 0.09 per share (USD 0.90 per ADS) paid on November 12, 2025 out of the Company´s share premium account, (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of the Dividend Balance so approved, including the applicable payment date, (iii) that the aggregate amount of USD 255 million (which is net of the Company’s Treasury Shares) to be distributed as Dividend Balance in the amount of USD 0.13 per Share (or USD 1.30 per ADS) on May 15, 2026, be paid out of the Company’s profit for the financial year, and (iv) that the balance of the profit for the financial year ended December 31, 2025, be allocated to the Company’s retained earnings account.”
Other than the foregoing amendments to item 3 of the agenda to the Meeting reflecting the Adjusted Annual Dividend proposal, this Supplement does not amend, modify or supplement any other information or proposal included in the Shareholders Meeting Brochure and Proxy Statement, all of which remain unchanged and in full force and effect. This Supplement should be read in conjunction with the Shareholders Meeting Brochure and Proxy Statement.

If you have already submitted your voting instructions, such instructions will remain valid with respect to all proposals, including item 3 of the agenda (as per this Supplement), unless you change or revoke your voting instructions prior to the voting deadline, in accordance with the procedures described in the Shareholders Meeting Brochure and Proxy Statement.

Arturo Sporleder

Secretary to the Board of Directors

April 15, 2026, Luxembourg